February 6, 2019

Marcia A. Dall
Executive Vice President and Chief Financial Officer
Churchill Downs Inc.
600 North Hurstbourne Parkway
Suite 400
Louisville, Kentucky 40222

       Re: Churchill Downs Inc.
           Form 10-Q for Fiscal Quarter Ended September 30, 2018
           Filed February 28, 2018
           File No. 001-33998

Dear Ms. Dall:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure